FILED PURSUANT TO RULE 433 File No. 333-216372

CITIGROUP INC.

$750,000,000

6-YEAR NON-CALL 5-YEAR GLOBAL FLOATING RATE SENIOR NOTES

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings*:	Baa1 / BBB+ / A (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	July 17, 2017

Settlement Date:	July 24, 2017 (T+5 days)

Maturity:	July 24, 2023

Par Amount:	$750,000,000

Floating Rate:	3 month USD –BBA–LIBOR Reuters LIBOR01

Coupon:	3 month LIBOR +95 bps

Reoffer Spread:	3 month LIBOR +95 bps

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	$747,562,500 (before expenses)

Interest Payment Dates:	Quarterly on the 24th of each of January, April, July and October, until maturity, with adjustment for period end dates on a modified following New York business day convention

First Interest Payment Date:	October 24, 2017

Day Count:	Actual / 360

Interest Determination Date:	Two London Business Days prior to the first day of the related interest period

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply

Redemption at Issuer Option:	We may redeem the notes, at our option, in whole, but not in part, on July 24, 2022 upon at least 15 days’ but no more than 60 days’ written notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange

Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP:	172967LN9

ISIN:	US172967LN99

Sole Book Manager:	Citigroup Global Markets Inc.

CITIGROUP INC.

$750,000,000

6-YEAR NON-CALL 5-YEAR GLOBAL FLOATING RATE SENIOR NOTES

Senior Co-Managers:

ABN AMRO Securities (USA) LLC

Barclays Capital Inc.

BNY Mellon Capital Markets, LLC

Nomura Securities International, Inc.

PNC Capital Markets LLC

Rabo Securities USA, Inc.

RBC Capital Markets, LLC

TD Securities (USA) LLC

Junior Co-Managers:

Academy Securities, Inc.

Bank of China Limited, London Branch

BBVA Securities Inc.

BMO Capital Markets Corp.

Capital One Securities, Inc.

CIBC World Markets Corp.

Commerz Markets LLC

Credit Suisse Securities (USA) LLC

Fifth Third Securities, Inc.

Guzman & Company

ICBC Standard Bank Plc

Imperial Capital, LLC

Melvin Securities, LLC

Mizuho Securities USA LLC

National Bank of Canada Financial Inc.

Penserra Securities LLC

Regions Securities LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

Tigress Financial Partners LLC

*Note:	A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-216372. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.